SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

MASTERCARD INCORPORATED

(Name of Issuer)

Class A Redeemable Common Stock, par value $.01 per share

Class B Convertible Common Stock, par value $.01 per share

(Title of Class of Securities)

N/A (CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Europay France S.A.S.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power Class A: 4,224,803 shares; Class B: 804,724 6. Shared Voting Power 0 7. Sole Dispositive Power Class A: 4,224,803 shares; Class B: 804,724 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A: 4,224,803 shares; Class B: 804,724

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 Class A: 5.03%; Class B: 5.03%

12.	Type of Reporting Person (See Instructions) CO

Item 1	(a)	Name of Issuer: MasterCard Incorporated

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 2000 Purchase Street Purchase, New York 10577

Item 2	(a)	Name of Person(s) Filing: Europay France S.A.S.

Item 2	(b)	Address of Principal Business Office or, if none, Residence: 44 rue Cambronne 75740 Paris Cedex 15 France

Item 2	(c)	Citizenship: France

Item 2	(d)	Title of Class of Securities: Class A Redeemable Common Stock, par value $.01 per share Class B Convertible Common Stock, par value $.01 per share

Item 2	(e)	CUSIP Number: N/A

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Europay France S.A.S. owns 4,224,803 shares of Class A Redeemable Common Stock, par value $.01 per share, and 804,724 shares of Class B Convertible Common Stock, par value $.01 per share, of the Issuer, representing 5.03% of the total outstanding shares of each Class.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.    N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification. N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

EUROPAY FRANCE S.A.S.

By:	/s/ Jean-Claude Perchet

Name: Jean-Claude Perchet Title: Directeur Général